April 24, 2024

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find an amendment to Exhibit F of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., NYSE Chicago, Inc., and NYSE National, Inc. (collectively, the "Exchanges").

For Exhibit J, the Exchanges are each filing an amendment containing an updated list of the officers, governors, and members of all standing committees of each Exchange.

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosures

Martha Redding
Corporate Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656. 2938 I Fax: +1 212.656.8101
martha.redding@ice.com
ice.com

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 04/24/24	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE Arca, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005

24010531

3. Provide the applicant's mailing address (if different):
   N/A

4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Corporate Secretary (Title) 212-656-2938 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/21/72 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 04/24/24 NYSE Arca, Inc. (Name of applicant)

By: [signature] (Signature) Martha Redding, Corporate Secretary (Printed Name and Title)

Subscribed and sworn before me this 24th day of April (Month), 2024 (Year) by [signature] (Notary Public)

My Commission expires May 29, 2024 County of Westchester State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

AMY MAURO
Notary Public, State of New York
No. 01MA6262613
Qualified in Westchester County
My Commission Expires May 29, 2024

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

APRIL 2024

EXHIBIT J

The following are the officers of NYSE Arca, Inc., as of April 22, 2024:

Name	Title	Starting Date of Current Appointment	Type of Business
Carey, John	Senior Director	12/15/2015	Regulation
DeGregorio, David	Associate General Counsel	04/15/2021	Legal
Dugan, Meaghan	Head of Options	10/13/2022	Markets
Fitzpatrick, Michael	Senior Director	10/13/2022	Regulation
Foley, Doug	Senior Vice President	10/11/2018	Human Resources
Frouge, Tony	Chief Regulatory Officer	07/14/2022	Regulation
Gardiner, Warren	Senior Vice President and Chief Financial Officer	05/14/2021	Finance
Hebert, Ryan	Business Information Security Officer	12/15/2022	Information Security
Herrick, Jon	Chief Product Officer	10/16/2023	Markets
Hill, Robert	Senior Director, Operations	11/10/2015	Markets
Hunter, Martin	Senior Vice President, Tax & Treasurer	10/14/2014	Tax & Treasury
Klima, Jaime	General Counsel	01/25/2021	Legal
Larson, Stephen	Vice President	07/14/2022	Regulation
Martin, Lynn	Chief Executive Officer	01/01/2022	Markets
Redding, Martha M.	Corporate Secretary	07/14/2022	Legal
Spencer, Octavia	Assistant Corporate Secretary	07/01/2021	Legal
Surdykowski, Andrew J.	Senior Vice President	10/11/2018	Legal
Troy, Patrick	Associate General Counsel	04/23/2022	Legal
Turtoro, Robert	Director	01/01/2022	Markets
Tuttle, John	Vice Chairman, Chief Commercial Officer	07/18/2019	Markets
Tyrell, Kevin	Head of Equities	04/13/2023	Markets
West, Mike	Head of Operations	10/16/2023	Markets
Yamamoto, Kana	Senior Director, Assistant Treasurer	10/13/2022	Tax & Treasury

The following are the directors of NYSE Arca, Inc., as of April 22, 2024:

Name	Title	Starting Date of Current Appointment	Type of Business
Bowen, Sharon	Director (Chair)	12/17/2021	Former Government Professional
Moore, Richard	Director	07/21/2015	Financial Services/CEO
Salerno, Frederic	Director	11/13/2013	Former Corporate Governance Professional
Tese, Vincent	Director	11/13/2013	Former Corporate Governance Professional
Vora, Anish	Director	12/19/2018	Broker/Dealer

The following are the members of the standing committees of NYSE Arca, Inc., as of April 22, 2024:

1. Regulatory Oversight Committee

Name	Title	Starting Date of Current Appointment	Type of Business
Moore, Richard	Director	07/21/2015	Financial Services/CEO
Salerno, Frederic	Director (Chair)	07/21/2015	Former Corporate Governance Professional
Tese, Vincent	Director	07/21/2015	Former Corporate Governance Professional

2. Committee for Review

Name	Title	Starting Date of Current Appointment	Type of Business
Bowen, Sharon	Director (Chair)	12/17/2021	Former Government Professional
Moore, Richard	Director	07/14/2016	Financial Services/CEO
Salerno, Frederic	Director	07/14/2016	Former Corporate Governance Professional
Tese, Vincent	Director	07/14/2016	Former Corporate Governance Professional
Vora, Anish	Director	12/19/2019	Broker/Dealer

3. Hearing Board

Name	Firm	Title	Starting Date of Current Appointment	Type of Business
Matthew David Abraham	CTC, LLC	Committee member	07/18/2019	Proprietary Trading/CCO
Robert W. Armour II	DRW Securities, LLC	Committee member	07/18/2019	Proprietary Trading/Compliance
Donald Brookshire	None	Committee member	07/18/2019	Retired Financial Services Professional
Michael Corrao	Virtu Americas LLC	Committee member	07/13/2023	Financial Services/Market Making/Compliance
Michael Doherty	Susquehanna Investment Group	Committee member	07/18/2019	Proprietary Trading/CCO
Jason Downey	IMC Financial Markets	Committee member	07/16/2020	Proprietary Trading/Trader
James Draddy	Jump Trading, LLC	Committee member	07/13/2023	Proprietary Trading/Compliance
Amanda Frye	J.P. Morgan Securities LLC	Committee member	07/13/2023	Financial Services/Broker-Dealer
Casey J. McMahon	Wolverine Trading LLC	Committee member	07/18/2019	Proprietary Trading/Compliance
Joseph Reinoso	Citadel Securities LLC	Committee member	07/18/2019	Market Making/Trader
Will Shin	Volant Trading	Committee member	07/18/2019	Proprietary Trading/COO
Mark Straubel	UBS Securities	Committee member	07/16/2020	Financial Services (including Broker-Dealer)/Compliance
Mark Wolfe	Citadel Securities LLC	Committee member	07/13/2023	Market Making/Compliance

4. Nominating Committee

Name	Firm	Title	Starting Date of Current Appointment	Type of Business
Albert Chang	Cutler Group	Committee member	10/16/2012	Market Making/Trader
John Fischer	Citadel Securities LLC	Committee member	10/16/2023	Market Making/Market Structure & Business Development
Gary Hunt	Bank of America	Committee member	10/14/2021	Financial Services (including Broker-Dealer)/Electronic Derivatives Product Management
Patrick A. King	Citadel Securities LLC	Committee member	10/15/2020	Market Making/ Designated Market Maker
Andrew McLeod	Morgan Stanley & Co. LLC	Committee member	11/14/2014	Financial Services/Analyst
Andrew Stevens	IMC Financial Markets	Committee member	10/12/2017	Proprietary Trading/Legal

5. Business Conduct Committee

Name	Firm	Title	Starting Date of Current Appointment	Type of Business
Robert W. Armour II	DRW Securities, LLC	Committee member	12/20/2017	Proprietary Trading/Compliance
Donald Brookshire	None	Committee member	07/15/2021	Retired Financial Services Professional
Michael Corrao	Virtu Americas LLC	Committee member	07/13/2023	Financial Services/Market Making/Compliance
James Draddy	Jump Trading, LLC	Committee member	07/13/2023	Proprietary Trading/Compliance
Amanda Frye	J.P. Morgan Securities LLC	Committee member	07/13/2023	Financial Services/Broker-Dealer
Joseph Reinoso	Citadel Securities LLC	Committee member	12/20/2017	Market Making/Trader
Mark Wolfe	Citadel Securities LLC	Committee member	07/13/2023	Market Making/Compliance

6. Ethics and Business Conduct Committee

Name	Firm	Title	Starting Date of Current Appointment	Type of Business
Matthew David Abraham	CTC LLLC	Committee member	12/17/2013	Proprietary Trading/CCO
Donald Brookshire	None	Committee member	12/15/2011	Retired Financial Services Professional
Michael Corrao	Virtu Americas LLC	Committee member	07/13/2023	Financial Services/Market Making/Compliance
Michael Doherty	Susquehanna Investment Group	Committee member	12/15/2015	Proprietary Trading/CCO
Jason Downey	IMC Financial Markets	Committee member	07/16/2020	Proprietary Trading/Trader
James Draddy	Jump Trading, LLC	Committee member	07/13/2023	Proprietary Trading/Compliance
Amanda Frye	J.P. Morgan Securities LLC	Committee member	07/13/2023	Financial Services/Broker-Dealer
Casey J. McMahon	Wolverine Trading LLC	Committee member	12/16/2014	Proprietary Trading/Compliance
Will Shin	Volant Trading	Committee member	12/16/2016	Proprietary Trading/COO
Mark Straubel	UBS Securities	Committee member	07/16/2020	Financial Services (including Broker-Dealer)/Compliance
Mark Wolfe	Citadel Securities LLC	Committee member	07/13/2023	Market Making/Compliance